                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             REPAP ENTERPRISES INC.
                             ----------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    76026M309
                                    ---------
                                 (CUSIP Number)

                                  Julia Murray
                            General Counsel - Finance
                            Enron North America Corp.
                (formerly Enron Capital & Trade Resources Corp.)
                                1400 Smith Street
                                Houston, TX 77002
                                 (713) 853-6161
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 25, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                               Page 1 of 13 Pages

CUSIP No. 70626M209                                           Page 2 of 13 Pages
-------------------                                           ------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
                                       13D


-----------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SUNDANCE ASSETS, L.P.
-----------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) /_/
                                                                                          (b) /X/
-----------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          00
-----------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

-----------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-----------------------------------------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              0
     NUMBER OF      ---------------------------------------------------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                0
        EACH        ---------------------------------------------------------------------------------------------
     REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
        WITH                  0
                    ---------------------------------------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              0
-----------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
-----------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           N/A
-----------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
-----------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
-----------------------------------------------------------------------------------------------------------------

CUSIP No. 70626M209                                           Page 3 of 13 Pages
-------------------                                           ------------------


                                    SCHEDULE
                                       13D


-----------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ENRON NORTH AMERICA CORP. (FORMERLY ENRON CAPITAL & TRADE RESOURCES CORP.)
-----------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) /_/
                                                                                          (b) /X/
-----------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          00
-----------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

-----------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
-----------------------------------------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              0
   NUMBER OF        ---------------------------------------------------------------------------------------------
     SHARES           8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  0
      EACH          ---------------------------------------------------------------------------------------------
   REPORTING          9       SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                    ---------------------------------------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              0
-----------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
-----------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           N/A
-----------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
-----------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
-----------------------------------------------------------------------------------------------------------------

CUSIP No. 70626M209                                           Page 4 of 13 Pages
-------------------                                           ------------------


                                    SCHEDULE
                                       13D


-----------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ENRON CORP.
-----------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) /_/
                                                                                          (b) /X/
-----------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          00
-----------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

-----------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          OREGON
-----------------------------------------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              0
   NUMBER OF        ---------------------------------------------------------------------------------------------
     SHARES           8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  0
      EACH          ---------------------------------------------------------------------------------------------
   REPORTING          9       SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                    ---------------------------------------------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              0
-----------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
-----------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           N/A
-----------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
-----------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
-----------------------------------------------------------------------------------------------------------------

CUSIP No. 70626M209                                           Page 5 of 13 Pages
-------------------                                           ------------------


                            STATEMENT ON SCHEDULE 13D

Note: All information herein with respect to Repap Enterprises Inc., a Canadian corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Entities (as defined herein). Items 2, 4 and 5 of Amendment No. 1 to the joint
Schedule 13D/A of Sundance Assets, L.P., Enron Corp. and Enron North America Corp. (formerly known as Enron Capital Trade & Resources Corp.) dated December 23, 1998 are amended by the addition of the following:

Item 2. Identity and Background, Item 4. Purpose of Transaction and Item 5. Interest in Securities of the Issuer.

         This Amendment No. 2 to the Schedule 13D/A is being filed by (i) Sundance Assets, L.P. ("Sundance"), (ii) Enron North America Corp. ("ENA"), formerly Enron Capital & Trade Resources Corp. and (iii) Enron Corp. ("Enron"). Sundance, ENA and Enron are referred to herein as the "Reporting Entities."

         Schedules I, II and III set forth current information regarding the executive officers and directors of Enron Ponderosa Management Holdings, Inc. ("EPMH") (the corporate general partner of the general partner of Sundance), ENA and Enron, respectively.

         On January 7, 2000, Sundance transferred to ENA the Issuer's U.S. $45,000,000 principal amount of 6% Convertible Subordinated Debentures (the "Debentures"). On January 25, 2000, ENA sold the Debentures to an unaffiliated third party for a purchase price, assuming the Debentures had been converted prior to sale, of $0.168 per share of the Issuer's Common Stock.

         As of January 25, 2000, neither Sundance nor any other Reporting Entity was the holder of record of any Debentures of the Issuer or any Common Stock of the Issuer, and thus, the Reporting Entities ceased to be deemed the beneficial owners of any of the Issuer's Common Stock. As such, the Reporting Entities are no longer subject to filing obligations under Section 13 of the Securities Exchange Act of 1934 with respect to securities of the Issuer.

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge, Ponderosa Assets, L.P. (the general partner of Sundance), a Delaware limited partnership, which is wholly-owned by Enron and certain of its subsidiaries, EPMH or any of the persons named in the Schedules hereto, has effected any transactions in the Issuer's Common Stock during the preceding sixty days.

CUSIP No. 70626M209                                           Page 6 of 13 Pages
-------------------                                           ------------------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  February 24, 2000                    SUNDANCE ASSETS, L.P.

                                            By:      Ponderosa Assets, L.P.
                                                     its general partner

                                            By:      Enron Ponderosa Management
                                                     Holdings, Inc. its
                                                     general partner

                                            By:      /s/ J. CLIFFORD BAXTER
                                            Name:    J. Clifford Baxter
                                            Title:   Chairman & CEO


Date:  February 24, 2000                    ENRON NORTH AMERICA CORP.
                                            (formerly Enron Capital & Trade
                                            Resources Corp.)

                                            By:      /s/ J. CLIFFORD BAXTER
                                            Name:    J. Clifford Baxter
                                            Title:   Chairman & CEO


Date:  February 24, 2000                    ENRON CORP.

                                            By:      /s/ ANDREW S. FASTOW
                                            Name:    Andrew S. Fastow
                                            Title:   Chief Financial Officer

                                                              Page 7 of 13 Pages
                                                              ------------------


                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                    ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.


Name and Business Address                            Citizenship           Position and Occupation
-------------------------------------------------------------------------------------------------------------------------
1400 Smith Street
Houston, TX 77002

James V. Derrick, Jr.                                  U.S.A.              Director

J. Clifford Baxter                                     U.S.A.              Director and Chairman, Chief Executive
                                                                           Officer and Managing Director

Lawrence G. Whalley                                    U.S.A.              Director, President and Managing
                                                                           Director

Raymond M. Bowen, Jr.                                  U.S.A.              Managing Director

Richard B. Buy                                         U.S.A.              Managing Director

Andrew S. Fastow                                       U.S.A.              Managing Director

Mark E. Haedicke                                       U.S.A.              Managing Director and General Counsel

Robert J. Hermann                                      U.S.A.              Managing Director and General Tax
                                                                           Counsel

Michael J. Kopper                                      U.S.A.              Managing Director

Jeffrey McMahon                                        U.S.A.              Managing Director, Finance and
                                                                           Treasurer

Kristina M. Mordaunt                                   U.S.A.              Managing Director and General Counsel,
                                                                           Structured Finance

Julia Heintz Murray                                    U.S.A.              Managing Director, General Counsel and
                                                                           Secretary

                                                              Page 8 of 13 Pages
                                                              ------------------


                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                            ENRON NORTH AMERICA CORP.
                (FORMERLY ENRON CAPITAL & TRADE RESOURCES CORP.)


Name and Business Address                            Citizenship           Position and Occupation
-------------------------------------------------------------------------------------------------------------------------
1400 Smith Street
Houston, TX  77002

J. Clifford Baxter                                     U.S.A.              Director; Chairman of the Board, Chief
                                                                           Executive Officer and Managing Director

Mark E. Haedicke                                       U.S.A.              Director; Managing Director and
                                                                           General Counsel

Lawrence G. Whalley                                    U.S.A.              Director; President and Chief
                                                                           Operating Officer

Philippe A. Bibi                                       U.S.A.              Managing Director

Raymond M. Bowen, Jr.                                  U.S.A.              Managing Director and Treasurer

W. Craig Childers                                      U.S.A.              Managing Director

David W. Delainey                                      U.S.A.              Managing Director

Janet R. Dietrich                                      U.S.A.              Managing Director

Richard G. DiMichele                                   U.S.A.              Managing Director

Jeffrey M. Donahue                                     U.S.A.              Managing Director

James B. Fallon                                        U.S.A.              Managing Director

Jay L. Fitzgerald                                      U.S.A.              Managing Director

Robert J. Hermann                                      U.S.A.              Managing Director and General Tax
                                                                           Counsel

Gary J. Hickerson                                      U.S.A.              Managing Director

Michael J. Kopper                                      U.S.A.              Managing Director

John J. Lavorato                                       U.S.A.              Managing Director

                                                              Page 9 of 13 Pages
                                                              ------------------


Danny J. McCarty                                       U.S.A.              Managing Director

George A. McClellan, III                               U.S.A.              Managing Director

J. Kevin McConville                                    U.S.A.              Managing Director

Julia Heintz Murray                                    U.S.A.              Managing Director, General Counsel,
                                                                           Finance and Secretary

Jere C. Overdyke, Jr.                                  U.S.A.              Managing Director

Gregory F. Piper                                       U.S.A.              Managing Director

Brian L. Redmond                                       U.S.A.              Managing Director

Jeffrey A. Shankman                                    U.S.A.              Managing Director

John R. Sherriff                                       U.S.A.              Managing Director

Colleen Sullivan-Shaklovitz                            U.S.A.              Managing Director

                                                             Page 10 of 13 Pages
                                                             -------------------


                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.


Name and Business Address                            Citizenship           Position and Occupation
-------------------------                            -----------           -----------------------
Robert A. Belfer                                       U.S.A.           Director; Chairman, President and Chief
Belco Oil & Gas Corp.                                                   Executive Officer,
767 Fifth Avenue, 46th Fl.                                              Belco Oil & Gas Corp.
New York, NY  10153

Norman P. Blake, Jr.                                   U.S.A.           Director; Chairman, President and CEO of
Promus Hotel Corp.                                                      Promus Hotel Corporation
705 Crossover Lane
Memphis, TN  58117-4900

Ronnie C. Chan                                         U.S.A.           Director; Chairman of Hang Lung
Hang Lung Development                                                   Development Group
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                                         U.S.A.           Director; Investments
5851 San Felipe, Suite 850
Houston, TX  77057

Paulo V. Ferraz Pereira                                Brazil           Director; President and Chief Executive
Meridional Financial Group                                              Officer of Meridional Financial Group
Av. Rio Branco, 138-15th andar
20057-900 Rio de Janeiro - RJ
Brazil

Joe H. Foy                                             U.S.A.           Director; Retired Senior Partner
Bracewell & Patterson
2900 South Tower Pennzoil Place
711 Louisiana
Houston, TX  77002

Wendy L. Gramm                                         U.S.A.           Director; Former Chairman, U.S. Commodity
P.O. Box 39134                                                          Futures Trading
Washington, D.C.  20016                                                 Commission

                                                             Page 11 of 13 Pages
                                                             -------------------


Ken L. Harrison                                        U.S.A.           Director; Chairman and Chief Executive
121 S. W. Salmon Street                                                 Officer, Portland General Electric Company
Portland, OR  97204

Robert K. Jaedicke                                     U.S.A.           Director; Professor (Emeritus), Graduate
Graduate School of Business                                             School of Business
Stanford University                                                     Stanford University
Stanford, CA  94305

Charles A. LeMaistre                                   U.S.A.           Director; President (Emeritus), University
P.O. Box 15247                                                          of Texas M.D. Anderson Cancer Center
San Antonio, TX  78212

John Mendelsohn                                        U.S.A.           Director; President, University of Texas M.
University of Texas                                                     D. Anderson Cancer Center
M. D. Anderson Cancer Center
1515 Holcombe
Houston, TX  77030

Jerome J. Meyer                                        U.S.A.           Director; Chairman and Chief Executive
26600 S. W. Parkway                                                     Officer, Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR  97070-1000

Frank Savage                                           U.S.A.           Director; Chairman, Alliance Capital
1345 Avenue of the Americas                                             Management International
39th Floor
New York, NY  10105

John A. Urquhart                                       U.S.A.           Director; Senior Advisor to the  Chairman
John A. Urquhart Assoc.                                                 of Enron Corp.; President, John A. Urquhart
111 Beach Road                                                          Associates
Fairfield, CT  06430

John Wakeham                                            U.K.            Director; Former U.K. Secretary of State
1 Salisbury Square                                                      for Energy and Leader of the Houses of
London EC4Y 8JB                                                         Commons and Lords
United Kingdom

Herbert S. Winokur, Jr.                                U.S.A.           Director; President, Winokur & Associates,
Capricorn Management, G.P.                                              Inc.
30 East Elm Ct.
Greenwich, CT  06830

                                                             Page 12 of 13 Pages
                                                             -------------------

Each of the following person's business address is:

1400 Smith Street
Houston, TX  77002

Kenneth L. Lay                                         U.S.A.           Director; Chairman and Chief Executive
                                                                        Officer

J. Clifford Baxter                                     U.S.A.           Chairman of the Board, Chief Executive
                                                                        Officer and Managing Director, Enron North
                                                                        America Corp.

Richard B. Buy                                         U.S.A.           Executive Vice President and Chief Risk
                                                                        Officer

Richard A. Causey                                      U.S.A.           Executive Vice President and Chief
                                                                        Accounting Officer

James V. Derrick, Jr.                                  U.S.A.           Executive Vice President and General Counsel

Andrew S. Fastow                                       U.S.A.           Executive Vice President and Chief
                                                                        Financial Officer

Mark A. Frevert                                        U.S.A.           President and Chief Executive Officer,
                                                                        Enron Europe Limited

Joseph M. Hirko                                        U.S.A.           Senior Vice President, Enron Corp.;
                                                                        Chairman and Chief Executive Officer of
                                                                        Enron Broadband Services, Inc.

Stanley C. Horton                                      U.S.A.           Chairman and Chief Executive Officer, Enron
                                                                        Gas Pipeline Group

Charlene R. Jackson                                    U.S.A.           Managing Director, Intellectual Capital

Steven J. Kean                                         U.S.A.           Executive Vice President and Chief of Staff

Mark E. Koenig                                         U.S.A.           Executive Vice President, Investor Relations

Rebecca Mark-Jusbasche                                 U.S.A.           Director; Chairman and Chief Executive
                                                                        Officer, Azurix Corp.

                                                             Page 13 of 13 Pages
                                                             -------------------

Michael S. McConnell                                   U.S.A.           Executive Vice President, Technology

Jeffrey McMahon                                        U.S.A.           Executive Vice President, Finance and
                                                                        Treasurer

J. Mark Metts                                          U.S.A.           Executive Vice President, Corporate
                                                                        Development

Cindy K. Olson                                         U.S.A.           Executive Vice President, Human Resources
                                                                        and Community Relations

Lou L. Pai                                             U.S.A.           Chairman, President and Chief Executive
                                                                        Officer, Enron Energy Services, Inc.

Kenneth D. Rice                                        U.S.A.           Co-Chairman and Co-Chief Executive Officer
                                                                        and President, Enron Broadband Services,
                                                                        Inc.

Jeffrey K. Skilling                                    U.S.A.           Director; President and Chief Operating
                                                                        Officer, Enron Corp.

Joseph W. Sutton                                       U.S.A.           Vice Chairman, Enron Corp.